[SMITH, BROCK & GWINN LETTERHEAD APPEARS HERE]

                         ACCOUNTANT'S CONSENT
                         --------------------


The One Hundred Fund, Inc. (the "Fund")


We hereby consent to the incorporation by reference into Post-Effective Amendment No. 54 to your Registration Statement, (File
No. 2-25384) (the "Registration Statement") of our report dated October 28, 1994, to the extent it covers the statement of changes in net assets for the Fund for the year ended September 30, 1994, and the selected per share data and ratios set forth under the caption "Supplementary Information" for each of the four years in the period then ended, which statement, data, ratios and report appear in the September 30, 1994, Annual Report of the Fund and are incorporated by reference into the Registration Statement.



SMITH, BROCK & GWINN

Smith, Brock & Gwinn

Denver, Colorado
November 24, 1995